The Real Brokerage Elevates Jenna Rozenblat to Chief Operating Officer

TORONTO & NEW YORK - Aug. 10, 2023 -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, today announced the promotion of Jenna Rozenblat to Chief Operating Officer. In this role, Rozenblat will be responsible for overseeing Real's day-to-day operations, implementing strategies to enhance efficiency and ensuring the execution of the company's vision to build a technology platform that simplifies the process of buying and selling homes for agents and their clients.

She will report to Real President Sharran Srivatsaa and work closely with the executive team to drive sustainable growth and capitalize on emerging opportunities in the industry.

"Since joining Real earlier this year, Jenna has proven herself to be a forward-thinker who is quick to identify strategic opportunities aimed at driving Real forward in a rapidly evolving and challenging market," Srivatsaa said. "Her knowledge of the real estate industry and proven leadership skills will allow us to continue to accelerate our growth as we bring more agents onto our platform and better integrate our mortgage and title offerings."

Rozenblat brings 15 years of operations, program management and customer service experience to her new role. She joined The Real Brokerage in January 2023 as Executive Vice President of Operations, a role that allowed her to showcase her expertise in driving operational excellence to create a best-in-class experience for the company's rapidly growing agent base and their clients throughout the U.S. and Canada.

"Real is intent on providing agents with a platform in which they can do their best work for their clients and build long-term wealth," Rozenblat said. "I'm honored to step into this role, expand my scope and continue driving change and improvement across the organization."

Prior to joining Real, Rozenblat spent nearly four years as Head of Real Estate Operations leading Orchard's customer experience and market expansion teams and was recognized as a 2021 HousingWire Insider. Earlier she was Chief Executive Officer of Village Realty, a technology-powered residential real estate brokerage based in Atlanta which, under her leadership, was recognized as one of Inc. magazine's Best Workplaces of 2019. Earlier, she was Vice President, Program Management at Web.com, formerly Yodle, where she spent nearly a decade in operations and program management roles with increasing responsibility.

Rozenblat holds two bachelor's degrees from Elon University.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Investor inquiries:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221